

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 31, 2015

Mr. Dennis Leatherby
Chief Financial Officer
Tyson Foods Inc.
2200 Don Tyson Parkway
Springdale, Arkansas 72762-6999

      Re: Tyson Foods Inc.
             Form 10-K for the year ended September 27, 2014
             Filed November 17, 2014
             File No. 001-14704

Dear Mr. Leatherby:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                       Sincerely,

                       /s/ Melissa Raminpour

                       Melissa Raminpour
                       Branch Chief